Exhibit 99.1 Announcement to the Market Disclosure of results for the first quarter of 2019, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. As from January 1, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS for the first quarter of 2019 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Mar/31/2019 Dec/31/2018 Total Assets 1,651,425 (105,454) 1,545,971 1,649,614 (96,817) 1,552,797 Cash and Cash Equivalents, Compulsory Deposits and Financial Assets At Amortized 1,163,379 (18,377) 1,145,002 1,172,276 (12,837) 1,159,439 3 4 6 Cost 5 (33,249) (36) (33,285) (33,326) (47) (33,373) (-) Estimated Loss at Amortized Cost 4 Financial Assets at Fair Value Through Other Comprehensive Income 1 11,367 (59,672) 51,695 1 05,065 (55,657) 49,408 5 (-) Expected Loss at Fair Value Through Other Comprehensive Income (3,333) 3,249 (84) (3,441) 3,356 (85) 4 Financial Assets at Fair Value Through Profit or Loss 316,163 (29,982) 286,181 315,383 (28,737) 286,646 7 Tax Assets 49,234 (7,416) 41,818 50,242 (7,412) 42,830 Investments in Associates and Jointly Controlled Entities, Goodwill, Fixed Assets, 47,864 6,780 54,644 43,415 4,517 47,932 Intangible Assets, Assets Held for Sale and Other Assets Total Liabilities 1,519,103 (111,791) 1,407,312 1,505,490 (103,159) 1 ,402,331 3 6 1,221,736 (110,940) 1,110,796 1,220,233 (100,499) 1 ,119,734 Financial Assets at Amortized Cost 4 Financial Assets at Fair Value Through Profit or Loss 27,783 197 27,980 27,675 36 27,711 5 Expected Loss (Loan Commitments and Financial Guarantees) 1,281 2,597 3,878 1,265 2,527 3 ,792 Provision for Insurance and Pension Plan 203,839 1,202 205,041 1 99,995 1,192 201,187 Provisions 18,261 - 18,261 18,613 - 18,613 7 10,958 (5,829) 5,129 10,915 (5,631) 5,284 Tax Liabilities Other Liabilities 35,244 983 36,227 26,794 (784) 26,010 Total Stockholders' Equity 132,322 6,337 138,659 1 44,124 6,342 150,466 Non-controlling Interests 12,498 1,407 13,905 12,367 1,317 13,684 8 1 19,824 4,930 124,754 1 31,757 5,025 136,782 Total Controlling Stockholders' Equity 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly differed taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A. Exhibit 99.1 Announcement to the Market Disclosure of results for the first quarter of 2019, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. As from January 1, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS for the first quarter of 2019 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Mar/31/2019 Dec/31/2018 Total Assets 1,651,425 (105,454) 1,545,971 1,649,614 (96,817) 1,552,797 Cash and Cash Equivalents, Compulsory Deposits and Financial Assets At Amortized 1,163,379 (18,377) 1,145,002 1,172,276 (12,837) 1,159,439 3 4 6 Cost 5 (33,249) (36) (33,285) (33,326) (47) (33,373) (-) Estimated Loss at Amortized Cost 4 Financial Assets at Fair Value Through Other Comprehensive Income 1 11,367 (59,672) 51,695 1 05,065 (55,657) 49,408 5 (-) Expected Loss at Fair Value Through Other Comprehensive Income (3,333) 3,249 (84) (3,441) 3,356 (85) 4 Financial Assets at Fair Value Through Profit or Loss 316,163 (29,982) 286,181 315,383 (28,737) 286,646 7 Tax Assets 49,234 (7,416) 41,818 50,242 (7,412) 42,830 Investments in Associates and Jointly Controlled Entities, Goodwill, Fixed Assets, 47,864 6,780 54,644 43,415 4,517 47,932 Intangible Assets, Assets Held for Sale and Other Assets Total Liabilities 1,519,103 (111,791) 1,407,312 1,505,490 (103,159) 1 ,402,331 3 6 1,221,736 (110,940) 1,110,796 1,220,233 (100,499) 1 ,119,734 Financial Assets at Amortized Cost 4 Financial Assets at Fair Value Through Profit or Loss 27,783 197 27,980 27,675 36 27,711 5 Expected Loss (Loan Commitments and Financial Guarantees) 1,281 2,597 3,878 1,265 2,527 3 ,792 Provision for Insurance and Pension Plan 203,839 1,202 205,041 1 99,995 1,192 201,187 Provisions 18,261 - 18,261 18,613 - 18,613 7 10,958 (5,829) 5,129 10,915 (5,631) 5,284 Tax Liabilities Other Liabilities 35,244 983 36,227 26,794 (784) 26,010 Total Stockholders' Equity 132,322 6,337 138,659 1 44,124 6,342 150,466 Non-controlling Interests 12,498 1,407 13,905 12,367 1,317 13,684 8 1 19,824 4,930 124,754 1 31,757 5,025 136,782 Total Controlling Stockholders' Equity 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly differed taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A.

Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. R$ million Stockholders' Reconciliation Result * Equity * Mar/31/2019 1st Q/19 4th Q/18 1st Q/18 BRGAAP - Values Attributable to Controlling Stockholders 119,824 6,710 6,206 6,280 (a) Expected Loss - Loan and Lease Operations and Other Financial Assets 465 (74) 559 91 (b) Adjustment to Fair Value of Financial Assets (1,088) 125 (42) (75) (c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A. 442 (1) (1) (2) (d) Criteria for Write-Off of Financial Assets 2,177 (39) (38) 45 (e) Financial Lease Operations 329 (36) (29) (40) (f) Other adjustments 2,605 62 (2) 90 IFRS - Values Attributable to Controlling Stockholders 124,754 6,747 6,653 6,389 IFRS - Values Attributable to Minority Stockholders 13,905 156 204 168 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 138,659 6,903 6,857 6,557 * Events net of tax effects Differences between IFRS and BRGAAP Financial Statements (a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of 9 Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99. (b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9. (c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized. (d) Criterion for write-off of financial assets on IFRS considers the recovery expectative. (e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08. (f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP. 9 More details in the Complete Financial Statements for the first quarter of 2019. For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP. R$ million Recurring Result 1st Q/19 1st Q/18 BRGAAP IFRS Variation BRGAAP IFRS Variation Result - Attributale to Controlling Stockholders 6,710 6,747 37 6,280 6,389 109 Exclusion of the Non-Recurring Events 167 - (167) 139 (7) (146) Goodwill Amortization 167 - (167) 146 - (146) Civil Lawsuits - Economic Plans - - - (97) (97) - Impairment - - - 92 92 - Others - - - (2) (2) - Recurring Result - Attributable to Controlling Stockholders 6 ,877 6,747 (130) 6 ,419 6 ,383 (37) The tables in this report show the figures in million. Variations and summations, however, were calculated in units. São Paulo, May 2, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. R$ million Stockholders' Reconciliation Result * Equity * Mar/31/2019 1st Q/19 4th Q/18 1st Q/18 BRGAAP - Values Attributable to Controlling Stockholders 119,824 6,710 6,206 6,280 (a) Expected Loss - Loan and Lease Operations and Other Financial Assets 465 (74) 559 91 (b) Adjustment to Fair Value of Financial Assets (1,088) 125 (42) (75) (c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A. 442 (1) (1) (2) (d) Criteria for Write-Off of Financial Assets 2,177 (39) (38) 45 (e) Financial Lease Operations 329 (36) (29) (40) (f) Other adjustments 2,605 62 (2) 90 IFRS - Values Attributable to Controlling Stockholders 124,754 6,747 6,653 6,389 IFRS - Values Attributable to Minority Stockholders 13,905 156 204 168 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 138,659 6,903 6,857 6,557 * Events net of tax effects Differences between IFRS and BRGAAP Financial Statements (a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of 9 Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99. (b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9. (c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized. (d) Criterion for write-off of financial assets on IFRS considers the recovery expectative. (e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08. (f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP. 9 More details in the Complete Financial Statements for the first quarter of 2019. For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP. R$ million Recurring Result 1st Q/19 1st Q/18 BRGAAP IFRS Variation BRGAAP IFRS Variation Result - Attributale to Controlling Stockholders 6,710 6,747 37 6,280 6,389 109 Exclusion of the Non-Recurring Events 167 - (167) 139 (7) (146) Goodwill Amortization 167 - (167) 146 - (146) Civil Lawsuits - Economic Plans - - - (97) (97) - Impairment - - - 92 92 - Others - - - (2) (2) - Recurring Result - Attributable to Controlling Stockholders 6 ,877 6,747 (130) 6 ,419 6 ,383 (37) The tables in this report show the figures in million. Variations and summations, however, were calculated in units. São Paulo, May 2, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A.